June 8, 2005

George F. Ohsiek, Jr.
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3-8
450 5th Street, N.W.
Washington, DC 20549

Re:	HearUSA, Inc. Form 10-K for fiscal year ended December 25, 2004 Filed March 1,2005; File No. 001-11655 Comment letter dated May 10, 2005

Dear Mr. Ohsiek:

By letter from our counsel dated May 20, 2005, we responded to the comments of the staff of the Division of Corporation Finance with respect to our annual report on Form 10-K for the 2004 fiscal year. We understand that the staff has no further comments. Accordingly, in connection with our responding to your comments, on behalf of HearUSA, Inc. (the “Company”), I acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our 2004 Form 10-K;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the 2004 Form 10-K; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you require additional information, please do not hesitate to contact us.

Respectfully submitted,

/s/ Stephen J. Hansbrough

Stephen J. Hansbrough
President and Chief Executive Officer